EXHIBIT 3.2.1

CERTIFICATE OF AMENDMENT

TO THE BYLAWS OF

NOTIFY TECHNOLOGY CORPORATION

The undersigned, being the Secretary of Notify Technology Corporation, a California corporation, hereby certifies that the Board of Directors of the corporation approved an amendment of the second sentence of Article III, Section 3.2 of the Bylaws of the corporation to read as follows, effective as of the date indicated below:

“The exact number of directors shall be seven (7) until changed, within the limits specified above, or by a bylaw amending this Section 3.2, duly adopted by the board of directors or by the shareholders.”

Date: October 5, 2006

/s/ Gerald W Rice
Gerald W. Rice, Secretary